

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2026

Cary Vance
Interim Chief Executive Officer
AVITA Medical, Inc.
28159 Avenue Stanford Suite 220
Valencia, CA 91355

> **Re: AVITA Medical, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2026**
> **File No. 333-294790**

Dear Cary Vance:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Coleman Wombwell, Esq.